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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Motient Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

619908304

(CUSIP Number)

Patrick H. Daugherty, Esq.
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 1300
Dallas, Texas 75240
(972) 628-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 619908304			Page 2 of 19

1.	Name of Reporting Person: Prospect Street High Income Portfolio, Inc.		I.R.S. Identification Nos. of above persons (entities only): 04-3028343

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Maryland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,155,224

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,155,224

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,155,224

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.8%

14.	Type of Reporting Person (See Instructions): CO/IV

CUSIP No. 619908304			Page 3 of 19

1.	Name of Reporting Person: Prospect Street Income Shares Inc.		I.R.S. Identification Nos. of above persons (entities only): 36-2765811

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Maryland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 111,940

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 111,940

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 111,940

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.2%

14.	Type of Reporting Person (See Instructions): CO/IV

CUSIP No. 619908304			Page 4 of 19

1.	Name of Reporting Person: Highland Legacy, Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 223,880

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 223,880

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 223,880

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 619908304			Page 5 of 19

1.	Name of Reporting Person: Highland Crusader Offshore Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,264,983

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 5,264,983

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,264,983

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 619908304			Page 6 of 19

1.	Name of Reporting Person: PAMCO Cayman, Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 223,880

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 223,880

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 223,880

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 619908304			Page 7 of 19

1.	Name of Reporting Person: Highland Equity Focus Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only): 46-0491961

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,354,690

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,354,690

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,354,690

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.1%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 619908304			Page 8 of 19

1.	Name of Reporting Person: Highland Select Equity Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 108,334

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 108,334

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 108,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 619908304			Page 9 of 19

1.	Name of Reporting Person: Highland Capital Management Services, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 182,748

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 182,748

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 182,748

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 619908304			Page 10 of 19

1.	Name of Reporting Person: Highland Capital Management, L.P.		I.R.S. Identification Nos. of above persons (entities only): 75-2716725

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF/WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,560,212

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 8,560,212

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,560,212

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.5%

14.	Type of Reporting Person (See Instructions): IA/PN

CUSIP No. 619908304			Page 11 of 19

1.	Name of Reporting Person: Strand Advisors, Inc.		I.R.S. Identification Nos. of above persons (entities only): 95-4440863

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,560,212

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 8,560,212

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,560,212

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.5%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 619908304			Page 12 of 19

1.	Name of Reporting Person: James Dondero		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF/PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,751,774

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 8,751,774

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,751,774

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.7%

14.	Type of Reporting Person (See Instructions): IN

      This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 10, 2002, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on October 20, 2003, Amendment No. 2 to Schedule 13D filed with the Commission on July 12, 2004 and Amendment No. 3 to Schedule 13D filed with the Commission on November 16, 2004 (as amended, the “Schedule 13D”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 2. Identity and Background.

      Item 2 is hereby amended and restated in its entirety as follows:

      (a) The names of the persons filing this statement (the “Reporting Persons”) are Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand”), James Dondero, a citizen of the United States, Prospect Street High Income Portfolio, Inc., a Maryland corporation and closed-end mutual fund registered under the Investment Company Act of 1940 (“Prospect Portfolio”), Prospect Street Income Shares Inc., a Maryland corporation and closed-end mutual fund registered under the Investment Company Act of 1940 (“Prospect Shares”), Highland Legacy, Limited, a Cayman Islands exempted limited liability company (“Legacy”), Highland Crusader Offshore Partners, L.P., a Bermuda exempted limited partnership (“Crusader”), PAMCO Cayman, Limited, a Cayman Islands exempted limited liability company (“PAMCO”), Highland Equity Focus Fund, L.P., a Delaware limited partnership (“Equity Focus”), Highland Select Equity Fund, L.P., a Delaware limited partnership (“Equity Fund”), and Highland Capital Management Services, Inc., a Delaware corporation (“HCM Services”).

      (b) The principal business address of Highland Capital, Strand, Mr. Dondero, Prospect Portfolio, Prospect Shares, Crusader, Equity Focus, Equity Fund and HCM Services is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240. The principal business address of Legacy and PAMCO is P.O. Box 1093 GT, Queensgate House, South Church Street, George Town, Grand Cayman, Cayman Islands.

      (c) This statement is filed on behalf of Highland Capital, Strand, Mr. Dondero, Prospect Portfolio, Prospect Shares, Legacy, Crusader, PAMCO, Equity Focus, Equity Fund and HCM Services. Highland Capital is the general partner of Crusader, Equity Focus and Equity Fund. Pursuant to management agreements between Highland Capital and each of Legacy and PAMCO, Highland Capital exercises all voting and dispositive power with respect to securities held by Legacy and PAMCO. Strand is the general partner of Highland Capital. Mr. Dondero is the President and a director of HCM Services, Strand, Prospect Portfolio and Prospect Shares and a director of the Issuer. The directors and executive officers of HCM Services, Strand, Prospect Portfolio and Prospect Shares are listed on Appendix I hereto.

      The principal business of Highland Capital, an investment adviser registered under the Investment Advisers Act of 1940, is acting as investment adviser to various entities, including Prospect Portfolio, Prospect Shares, Legacy, Crusader and PAMCO. The principal business of Strand is serving as the general partner of Highland Capital. The principal business of Mr. Dondero is serving as the President of Highland Capital and the President and a director of HCM Services, Strand, Prospect Portfolio and Prospect Shares. The principal business of Prospect Portfolio, Prospect Shares, Crusader, PAMCO, Equity Focus, Equity Fund and HCM Services is purchasing, holding and selling securities for investment purposes. The principal business of each director and executive officer of HCM Services, Strand, Prospect Portfolio and Prospect Shares is set forth on Appendix I hereto.

      (d) and (e) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

      (f) Highland Capital, Strand, Equity Focus, Equity Fund and HCM Services are organized under the laws of the State of Delaware. Crusader is organized under the laws of Bermuda. Prospect Portfolio and Prospect

Shares are organized under the laws of the State of Maryland. Legacy and PAMCO are organized under the laws of the Cayman Islands. Mr. Dondero is a citizen on the United States. The citizenship of each director and executive officer of HCM Services, Strand, Prospect Portfolio and Prospect Shares is set forth on Appendix I hereto.

Item 3. Source and Amount of Funds or Other Consideration.

      Item 3 is hereby supplemented as follows:

      On April 15, 2005, Equity Focus acquired 1,818 shares of the Issuer’s Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), and warrants to purchase 686 shares of Common Stock from the Issuer for an aggregate purchase price of approximately $1,818,000 using investment capital. On April 15, 2005, Crusader acquired 78,182 shares of Series A Preferred Stock and warrants to purchase 29,492 shares of Common Stock from the Issuer for an aggregate purchase price of approximately $78,182,000 using investment capital. On April 15, 2005, HCM Services acquired 6,091 shares of Series A Preferred Stock and warrants to purchase 2,298 shares of Common Stock from the Issuer for an aggregate purchase price of approximately $6,091,000 using investment capital. On April 15, 2005, Highland Capital acquired 3,909 shares of Series A Preferred Stock and warrants to purchase 1,475 shares of Common Stock from the Issuer for an aggregate purchase price of approximately $3,909,000 using investment capital.

Item 5. Interest in Securities of the Issuer.

      Item 5 is hereby amended and restated in its entirety as follows:

      (a) As of April 15, 2005, the Reporting Persons may be deemed to beneficially own an aggregate of 8,751,774 shares of Common Stock, representing approximately 12.7% of the Common Stock outstanding as of March 15, 2005 (based upon information contained in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2004).

(b)	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power

Prospect Street High Income Portfolio, Inc.	1,155,224	0	1,155,224	0
Prospect Street Income Shares Inc.	111,940	0	111,940	0
Highland Legacy, Limited	223,880	0	223,880	0
Highland Crusader Offshore Partners, L.P. (1)	5,264,983	0	5,264,983	0
PAMCO Cayman, Limited	223,880	0	223,880	0
Highland Select Equity Fund, L.P.	108,334	0	108,334	0
Highland Equity Focus Fund, L.P. (2)	1,354,690	0	1,354,690	0
Highland Capital Management Services, Inc. (3)	182,748	0	182,748	0
Highland Capital Management, L.P. (4) (5)	8,560,212	0	8,560,212	0
Strand Advisors, Inc. (5)	8,560,212	0	8,560,212	0
James Dondero (5) (6)	8,751,774	0	8,751,774	0

(1)	Includes (i) 2,094,289 shares of Common Stock held directly, (ii) 825,000 shares of Common Stock that may be acquired by Crusader within 60 days of April 15, 2005 upon exercise of warrants and (iii) 2,345,694 shares of Common Stock that may be acquired by Crusader within 60 days of April 15, 2005 upon conversion of shares of Series A Preferred Stock.

(2)	Includes (i) 1,300,145 shares of Common Stock held directly and (ii) 54,545 shares of Common Stock that may be acquired by Equity Focus within 60 days of April 15, 2005 upon conversion of shares of Series A Preferred Stock.

(3)	Represents shares of Common Stock that may be acquired by HCM Services within 60 days of April 15, 2005 upon conversion of shares of Series A Preferred Stock.

(4)	Includes 117,281 shares of Common Stock that may be acquired by Highland Capital within 60 days of April 15, 2005 upon conversion of shares of Series A Preferred Stock.

(5)	As a result of the relationships described herein, Highland Capital, Strand and Mr. Dondero may be deemed to be the indirect beneficial owners of the shares of Common Stock beneficially owned by Prospect Portfolio, Prospect Shares,

Legacy, Crusader, PAMCO, Equity Focus and Equity Fund, and Mr. Dondero may also be deemed to be the indirect beneficial owner of the shares of Common Stock beneficially owned by HCM Services. Highland Capital, Strand and Mr. Dondero expressly disclaim beneficial ownership of the securities reported herein, except to the extent of their pecuniary interest therein.

(6)	Includes 8,814 shares of Common Stock held directly.

      (c) On February 28, 2005, Mr. Dondero acquired 7,014 shares of Common Stock upon exercise of options granted to him by the Issuer. Except as otherwise described herein, no transactions in the Common Stock have been effected by the Reporting Persons during the past sixty days.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item 6 is hereby supplemented as follows:

      On April 15, 2005, Crusader, Equity Focus, HCM Services and Highland Capital acquired an aggregate of 90,000 shares of Series A Preferred Stock from the Issuer. The Series A Preferred Stock may be converted into shares of Common Stock at a conversion price of $33.33 per share. As of the date hereof, Crusader, Equity Focus, HCM Services and Highland Capital have the right to acquire up to an aggregate of 2,700,268 shares of Common Stock upon conversion of shares of Series A Preferred Stock held by such entities. Except as required by law, the holders of Series A Preferred Stock have no voting rights. The Series A Preferred Stock has a liquidation preference of $1,000 per share. After the second anniversary of the issue date of the Series A Preferred Stock, the Issuer may redeem all or part of the Series A Preferred Stock at its option, subject to certain conditions. The foregoing is qualified in its entirety by reference to the Certificate of Designations of the Series A Cumulative Convertible Preferred Stock of the Issuer, a copy of which is attached hereto as Exhibit 10.

      On April 15, 2005, Crusader, Equity Focus, HCM Services and Highland Capital acquired warrants to purchase an aggregate of 33,951 shares of Common Stock from the Issuer (the “April 2005 Warrants”). The April 2005 Warrants have an exercise price of $26.51 per share and will become exercisable if the Issuer does not meet certain registration deadlines set forth in the Registration Rights Agreement, dated April 15, 2005, by and among the Issuer and the parties thereto (the “April 2005 Registration Agreement”). If the April 2005 Warrants become exercisable, they may be exercised at any time until April 15, 2010. The foregoing is qualified in its entirety by reference to the April 2005 Warrants, a copy of which is attached hereto as Exhibit 11, and the April 2005 Registration Agreement, a copy of which is attached hereto as Exhibit 12.

Item 7. Material to be Filed as Exhibits.

      Item 7 is hereby amended and supplemented as follows:

Exhibit 1	Joint Filing Agreement, dated April 19, 2005, by and among Highland Capital, Strand, James Dondero, Prospect Portfolio, Prospect Shares, Legacy, PAMCO, Crusader, Equity Focus, Equity Fund and HCM Services.
Exhibit 10	Certificate of Designations of the Series A Cumulative Convertible Preferred Stock (Exhibit 3.1 to the Issuer’s Form 8-K filed with the Commission on April 18, 2005 and incorporated by reference herein).
Exhibit 11	Form of Common Stock Purchase Warrant (Exhibit 10.3 to the Issuer’s Form 8-K filed with the Commission on April 18, 2005 and incorporated by reference herein).

Exhibit 12	Registration Rights Agreement, dated April 15, 2005, by and among the Issuer and the parties thereto (Exhibit 10.2 to the Issuer’s Form 8-K filed with the Commission on April 18, 2005 and incorporated by reference herein).

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2005

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

STRAND ADVISORS, INC.

By:	/s/ James Dondero

Name:	James Dondero
Title:	President

/s/ James Dondero

James Dondero

PROSPECT STREET HIGH INCOME PORTFOLIO, INC.

By:	/s/ James Dondero

Name:	James Dondero
Title:	President

PROSPECT STREET INCOME SHARES INC.

By:	/s/ James Dondero

Name:	James Dondero
Title:	President

HIGHLAND LEGACY, LIMITED

By:	Highland Capital Management, L.P., its collateral manager
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By:	Highland Capital Management, L.P., its general partner
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

PAMCO CAYMAN, LIMITED

By:	Highland Capital Management, L.P., its collateral manager
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

HIGHLAND EQUITY FOCUS FUND, L.P.

By:	Highland Capital Management, L.P., its general partner
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

HIGHLAND SELECT EQUITY FUND, L.P.

By:	Highland Capital Management, L.P., its general partner
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

HIGHLAND CAPITAL MANAGEMENT SERVICES, INC.

By:	/s/ James Dondero

Name:	James Dondero
Title:	President

APPENDIX I

      The name of each director and officer of HCM Services, Strand, Prospect Portfolio and Prospect Shares is set forth below. Unless otherwise indicated, the business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240. Each person identified below is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Present Principal Occupation or Employment
Name	and Business Address (if applicable)
Highland Capital Management Services, Inc.
James D. Dondero, Director	President

Mark K. Okada, Director	Executive Vice President

Patrick H. Daugherty	Secretary

Todd A. Travers	Assistant Secretary

J. Kevin Ciavarra	Assistant Secretary

David Lancelot	Treasurer

Chad Schramek	Treasurer

Strand Advisors, Inc.
James D. Dondero, Director	President

Mark K. Okada	Executive Vice President

R. Joseph Daugherty	Vice President

Todd A. Travers	Secretary

J. Kevin Ciavarra	Assistant Secretary

Chad Schramek	Treasurer

Prospect Street High Income Portfolio, Inc. and Prospect Street Income Shares Inc.
James D. Dondero, Director	President

Mark K. Okada	Executive Vice President

R. Joseph Daugherty, Director	Senior Vice President

M. Jason Blackburn	Secretary and Treasurer

Michael S. Minces	Chief Compliance Officer

Timothy K. Hui, Director	Associate Provost for Graduate Education of the Pennsylvania Biblical University, 48 Willow Green Drive, Churchville, Pennsylvania 18966

Scott F. Kavanaugh, Director	Private investments

James F. Leary, Director	Managing Director of Benefit Capital Southwest, Inc., 2006 Peakwood Drive, Garland, Texas 75044

Bryan A. Ward, Director	Senior Manager of Accenture, LLP, 3625 Rosedale, Dallas, Texas 75205

EXHIBITS

Exhibit 1	Joint Filing Agreement, dated April 19, 2005, by and among Highland Capital, Strand, James Dondero, Prospect Portfolio, Prospect Shares, Legacy, PAMCO, Crusader, Equity Focus, Equity Fund and HCM Services.

Exhibit 10	Certificate of Designations of the Series A Cumulative Convertible Preferred Stock (Exhibit 3.1 to the Issuer’s Form 8-K filed with the Commission on April 18, 2005 and incorporated by reference herein).

Exhibit 11	Form of Common Stock Purchase Warrant (Exhibit 10.3 to the Issuer’s Form 8-K filed with the Commission on April 18, 2005 and incorporated by reference herein).

Exhibit 12	Registration Rights Agreement, dated April 15, 2005, by and among the Issuer and the parties thereto (Exhibit 10.2 to the Issuer’s Form 8-K filed with the Commission on April 18, 2005 and incorporated by reference herein).